UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 20, 2023
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Coolbaugh; Arrived Series Hammock; Arrived Series Loop; Arrived Series Myrtle; Arrived Series Palm; Arrived Series Pasquin; Arrived Series Pointbreak; Arrived Series Smokey
(Title of each class of securities issued pursuant to Regulation A)

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ITEM 9. FUNDAMENTAL CHANGES
Effective September 19, 2023, Arrived STR, LLC (the “Company”) terminated without penalty certain Property Management Agreements (the “Terminated Agreements”) by and between Roseus Hospitality Group LLC and certain series of the Company, specifically, Arrived Series Coolbaugh, Arrived Series Hammock, Arrived Series Loop, Arrived Series Myrtle, Arrived Series Palm, Arrived Series Pasquin, Arrived Series Pointbreak and Arrived Series Smokey (the “Affected Series”).
Additionally, each of the Affected Series has entered into a new Property Management Agreement with the Property Manager listed in the table below, effective as of September 19, 2023 (the “New Agreements”).  Under the New Agreements, each Affected Series will pay the Property Manager a property management fee equal to, in the case of those series entering into an agreement with Arrived Property Manager, LLC, 20% of all rents and fees remitted to such Affected Series on a monthly basis and, in the case of those series entering into an agreement with Boutiq, Inc., 19.5% of all rents and fees remitted to such Affected Series on a monthly basis. With respect to the Affected Series entering into an agreement with Boutiq, Inc. such property management fee will be reduced to 18% beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by our Manager or its affiliates with a combined purchase price equal to or greater than $10 million.
The foregoing summary of the terms of the New Agreements is subject to the New Agreements themselves, the form of which is attached to this Current Report on Form 1‑U as Exhibit 6.99 and incorporated by reference herein.
Affected Series	New Property Manager
Arrived Series Coolbaugh	Boutiq, Inc.
Arrived Series Hammock	Boutiq, Inc.
Arrived Series Loop	Arrived Property Manager, LLC
Arrived Series Myrtle	Arrived Property Manager, LLC
Arrived Series Palm	Boutiq, Inc.
Arrived Series Pasquin	Boutiq, Inc.
Arrived Series Pointbreak	Arrived Property Manager, LLC
Arrived Series Smokey	Arrived Property Manager, LLC

EXHIBITS
The following exhibit is filed herewith:

Exhibit No.	Description
6.99	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 20, 2023.

ARRIVED STR, LLC
By: Arrived Holdings, Inc., its managing member
By: /s/ Ryan Frazier
Name: Ryan Frazier
Title:  Chief Executive Officer